Exhibit 99.1

ALTAGAS LTD. ANNOUNCES MONTHLY DIVIDEND

Calgary, Alberta (December 10, 2019)

AltaGas Ltd. (“AltaGas”) (TSX: ALA) announced today that the December dividend will be paid on January 15, 2020, to common shareholders of record on December 27, 2019. The ex-dividend date is December 24, 2019. The amount of the dividend will be $0.08 for each common share. This dividend is an eligible dividend for Canadian income tax purposes.

AltaGas has a Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) for eligible shareholders of AltaGas. Eligible shareholders who are enrolled in the Plan may have their common share dividends reinvested towards the purchase of additional common shares of AltaGas at a three percent discount to the Average Market Price (as defined by the Plan) under the Dividend Reinvestment Component of the Plan. A complete copy of the Plan, together with a series of questions and answers and enrollment forms, are posted on AltaGas’ website at www.altagas.ca.

Participation in the Plan is optional. Eligible shareholders who have not elected to participate in the Plan will continue to receive their regular cash dividend in the usual manner.

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 1-587-955-4519 media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the payment of dividends and the ability to reinvest dividends under the Plan. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.